Exhibit 99.1

3 E Network Enters into $1M Private Placement to CEO-Led Entity at $1.426 Per Share

HONG KONG, China, September 2, 2026 (GLOBE NEWSWIRE) – 3 E Network Technology Group Limited (Nasdaq: MASK) (the “Company” or “3 E Network”) entered into a subscription agreement (the “Subscription Agreement”) with 3E NETWORK TECHNOLOGY PTE. LTD., a company incorporated under the laws of Singapore and controlled by Dr. Tingjun Yang (“Dr. Yang”), the Company’s Chief Executive Officer and a director (the “Investor”), for a private placement (the “Private Placement”) of an aggregate of 701,272 Class A ordinary shares, par value $0.0025 per share, of the Company (the “Class A Shares”), at a purchase price of $1.42598 per share, representing aggregate gross cash proceeds to the Company of $1,000,000. The closing of the Private Placement will take place on such date as the parties may mutually agree in writing, subject to customary closing conditions.

The Class A Shares to be issued and sold under the Subscription Agreement will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Rule 506(b) of Regulation D promulgated thereunder. The Company relied on such exemption from registration based in part on representations made by the Investor. The Class A Shares may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Because the Investor is controlled by Dr. Yang, the Company’s Chief Executive Officer and a director, the Investor’s subscription in the Private Placement constitutes a related-party transaction under Nasdaq Listing Rule 5630. The Audit Committee of the Board of Directors, consisting entirely of independent directors, reviewed and approved the Private Placement and recommended that the Board of Directors approve the Private Placement and the transactions contemplated by the Subscription Agreement. The Board of Directors subsequently approved the Private Placement and the transactions contemplated by the Subscription Agreement.

“I am pleased to demonstrate my continued confidence in 3 E Network through this insider PIPE investment,” said Dr. Tingjun Yang, “The net proceeds from this financing, after deducting offering expenses, will be strategically allocated to expand our general corporate purposes and working capital. I believe this additional capital will strengthen our ability to execute on our growth strategy, accelerate innovation, and deliver long-term value to our shareholders.”

The foregoing description of the Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Subscription Agreement. No placement agent or underwriter was engaged in connection with the Private Placement, and no placement agent fees, finder’s fees or commissions are payable.

About 3 E Network Technology Group Limited

3 E Network Technology Group Limited is a business-to-business (“B2B”) information technology (“IT”) business solutions provider committed to becoming a next-generation artificial intelligence (“AI”) infrastructure solutions provider. It upholds the industry consensus of “AI and energy symbiosis” and has a strong vision in the field of energy investment. The Company’s business comprises two main portfolios: the data center operation services portfolio and the software development portfolio. For more information, please visit the Company’s website at https://3emask.com/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “assesses,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect the Company’s future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

3 E Network Technology Group Limited

Investor Relations Department

Email: ird@3emask.com

Website: https://3emask.com/